ISSUER FREE WRITING PROSPECTUS No. 1171B
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated May 2, 2011



Deutsche Bank AG Trigger Performance Securities
Linked to the S&P U.S. Carbon Efficient Index due on or about May 19, 2016

Investment Description

The Trigger Performance Securities (the "**Securities**") are unsubordinated and unsecured debt obligations of Deutsche Bank AG, London Branch (the "**Issuer**") with returns linked to the performance of the S&P U.S. Carbon Efficient Index (the "**Index**"), which seeks to closely track the performance of the S&P 500® Index with a selection of constituent stocks of the S&P 500® Index having lower carbon and greenhouse gas emissions. If the Index Return is positive, Deutsche Bank AG will pay your initial investment at maturity plus a return equal to the Index Return multiplied by the Participation Rate of between 105.00% and 110.00% (the actual Participation Rate will be determined on the Trade Date). If the Index Return is zero or negative and the Final Level is greater than or equal to the Trigger Level, Deutsche Bank AG will pay your initial investment at maturity. However, if the Final Level is less than the Trigger Level, You will be fully exposed to the negative Index Return and Deutsche Bank AG will pay you less than your initial investment at maturity, resulting in a loss to investors that is proportionate to the percentage decline in the Index. **Investing in the Securities involves significant risks. You will not receive interest payments during the term of the Securities. You may lose a significant portion or all of your initial investment. You will not receive dividends or other distributions paid on any stocks included in the Index. The contingent repayment of your initial investment applies only if you hold the Securities to maturity. Any payment on the Securities, including any contingent repayment of your initial investment provided at maturity, is subject to the creditworthiness of the Issuer. If the Issuer were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

- ❏ **Exposure to Index that Seeks to Represent Lower Carbon Emissions:** The Securities provide exposure to the Index which is designed to measure the performance of a selection of stocks included in the S&P 500® Index which have relatively lower carbon emissions, while seeking to closely track the return of the S&P 500® Index.

- ❏ **Participation in Positive Index Returns:** If the Index Return is positive, the Issuer will repay your initial investment at maturity and pay a return equal to the Index Return multiplied by the Participation Rate. If the Index Return is negative, investors may be exposed to the decline in the Index at maturity.

- ❏ **Downside Exposure with Contingent Repayment of Your Initial Investment at Maturity:** If the Index Return is zero or negative and the Final Level is not less than the Trigger Level, the Issuer will repay your initial investment at maturity. However, if the Final Level is less than the Trigger Level, the Issuer will pay less than your initial investment, resulting in a loss to investors that is proportionate to the percentage decline in the Index. The contingent repayment of your initial investment applies only if you hold the Securities to maturity. You may lose a significant portion or all of your initial investment. Any payment on the Securities, including any repayment of your initial investment, is subject to the creditworthiness of the Issuer.

Key Dates[1]

Trade Date	May 13, 2011
Settlement Date	May 18, 2011
Final Valuation Date[2]	May 13, 2016
Maturity Date[2]	May 19, 2016

[1] Expected.
[2] See page 3 for additional details.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT SECURITIES. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY YOUR INITIAL INVESTMENT IN THE SECURITIES AT MATURITY, AND THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE INDEX. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING AN OBLIGATION OF DEUTSCHE BANK AG. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 4 OF THIS FREE WRITING PROSPECTUS AND UNDER "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE A SIGNIFICANT PORTION OR ALL OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Security Offering

We are offering Trigger Performance Securities Linked to the S&P U.S. Carbon Efficient Index. The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Index. The Securities are unsubordinated and unsecured debt obligations and are offered at a minimum investment of $1,000. The Initial Level, Participation Rate and Trigger Level will be determined on the Trade Date.

Index	Initial Level	Participation Rate	Trigger Level	CUSIP/ISIN
S&P U.S. Carbon Efficient Index		105.00% to 110.00%	50.00% of the Initial Level	25154W787/ US25154W7873

See "Additional Terms Specific to the Securities" in this free writing prospectus. The Securities will have the terms specified in product supplement B dated March 1, 2011, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part, the prospectus dated September 29, 2009 and this free writing prospectus. The terms of the Securities as set forth in this free writing prospectus, to the extent they differ from those set forth in the accompanying product supplement, will supersede the terms set forth in such product supplement.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement and product supplement B. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Security	$10.00	$0.35	$9.65
Total	$	$	$

[1] For more detailed information about discounts and commissions, please see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the Securities

You should read this free writing prospectus, together with the product supplement B dated March 1, 2011, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦ Product supplement B dated March 1, 2011:
   http://www.sec.gov/Archives/edgar/data/1159508/000119312511052380/d424b21.pdf

♦ Prospectus supplement dated September 29, 2009:
   http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

♦ Prospectus dated September 29, 2009:
   http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the Securities offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of the Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, "Securities" refers to the Trigger Performance Securities Linked to the S&P U.S. Carbon Efficient Index that are offered hereby, unless the context otherwise requires.

This free writing prospectus, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 4 of this free writing prospectus and "Risk Factors" on page 5 of the accompanying product supplement.

The Securities may be suitable for you if:

♦ You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have similar downside market risk as an investment in the stocks included in the Index.

♦ You believe that the level of the Index will increase over the term of the Securities.

♦ You would be willing to invest in the Securities if the Participation Rate was set equal to the bottom of the range indicated on the cover hereof (the actual Participation Rate will be set on the Trade Date).

♦ You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Index.

♦ You do not seek current income from your investment and are willing to forego dividends paid on the Index stocks.

♦ You are willing to hold the Securities, which have a term of 5 years, to maturity, and accept that there may be little or no secondary market for the Securities.

♦ You are willing to assume the credit risk of Deutsche Bank AG for all payments under the Securities, and understand that if Deutsche Bank AG defaults on its obligations you may not receive any amounts due to you including any repayment of your initial investment.

The Securities may *not* be suitable for you if:

♦ You require an investment designed to provide a full return of your initial investment at maturity.

♦ You cannot tolerate the loss of some or all of your investment, and you are not willing to make an investment that may have similar downside market risk as an investment in the stocks included in the Index.

♦ You believe that the level of the Index will decline during the term of the Securities and is likely to close below the Trigger Level on the Final Valuation Date.

♦ You would be unwilling to invest in the Securities if the Participation Rate was set to equal the bottom of the range indicated on the cover hereof (the actual Participation Rate will be set on the Trade Date).

♦ You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Index.

♦ You seek current income from this investment or prefer to receive the dividends and any other distributions paid on the stocks included in the Index.

♦ You are unable or unwilling to hold the Securities, which have a term of 5 years, to maturity or you seek an investment for which there will be an active secondary market.

♦ You are not willing to assume the credit risk of Deutsche Bank AG for all payments under the Securities, including any repayment of your initial investment.

Indicative Terms	
Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per Security
Term	5 years
Trade Date[1]	May 13, 2011
Settlement Date[1]	May 18, 2011
Final Valuation Date[1,2]	May 13, 2016
Maturity Date[1,3]	May 19, 2016
Index	S&P U.S. Carbon Efficient Index (Ticker: SPGRCUU <Index>)
Trigger Level	50.00% of the Initial Level
Participation Rate	105.00% to 110.00%. The actual Participation Rate will be determined on the Trade Date.
Payment at Maturity (per $10.00 Security)	**If the Index Return is positive,** Deutsche Bank AG will pay you a cash payment per Security that provides you with your $10.00 initial investment plus a return equal to the Index Return multiplied by the Participation Rate, calculated as follows: $10.00 + ($10.00 × Index Return × Participation Rate) **If the Index Return is zero or negative and the Final Level is greater than or equal to the Trigger Level on the Final Valuation Date,** Deutsche Bank AG will pay you a cash payment of $10.00 per $10.00 Security. **If the Final Level is less than the Trigger Level on the Final Valuation Date,** Deutsche Bank AG will pay you a cash payment at maturity less than your initial investment of $10.00 per Security resulting in a loss that is proportionate to the percentage decline in the level of the Index as reflected in the negative Index Return, equal to: $10.00 + ($10.00 × Index Return)
Index Return	$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Initial Level	The closing level of the Index on the Trade Date
Final Level	The closing level of the Index on the Final Valuation Date

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE A SIGNIFICANT PORTION OR ALL OF YOUR INITIAL INVESTMENT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF YOUR INITIAL INVESTMENT AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF THE ISSUER. IF DEUTSCHE BANK AG WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Investment Timeline



Trade Date — The Closing Level of the Index (Initial Level) is observed, the Participation Rate is set and Trigger Level is determined.

Maturity Date — The Final Level and Index Return are determined on the Final Valuation Date.

If the Index Return is positive, Deutsche Bank AG will pay you a cash payment per Security that provides you with your $10.00 initial investment plus a return equal to the Index Return multiplied by the Participation Rate, calculated as follows:

$10.00 + [$10.00 × Index Return × Participation Rate]

If the Index Return is zero or negative and the Final Level is greater than or equal to the Trigger Level on the Final Valuation Date, Deutsche Bank AG will pay you a cash payment of $10.00 per $10.00 Security.

If the Final Level is less than the Trigger Level on the Final Valuation Date, Deutsche Bank AG will pay you a cash payment at maturity less than the initial investment of $10.00 Security resulting in a loss that is proportionate to the percentage decline in the level of the Index as reflected in the negative Index Return, equal to:

$10.00 + ($10.00 × Index Return)

Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.

---

[1] In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed to ensure that the stated term of the Securities remains the same.

[2] Subject to postponement in the event of a market disruption event and as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.

[3] In the event the Final Valuation Date is postponed, the Maturity Date will be the fourth business day after the Final Valuation Date as postponed.

An investment in the Securities involves significant risks. Some of the risks that apply to an investment in the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement B. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦ **Your Investment in the Securities May Result in a Loss of Your Initial Investment** — The Securities differ from ordinary debt securities in that Deutsche Bank AG will not necessarily pay your initial investment of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative and if the Index Return is negative, whether the Final Level is less than the Trigger Level. If the Final Level is less than the Trigger Level, you will be fully exposed to any negative Index Return and Deutsche Bank AG will pay you less than your initial investment at maturity, resulting in a loss of your initial investment that is proportionate to the percentage decline in the Final Level as compared to the Initial Level. *Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.*

♦ **Contingent Repayment of Your Initial Investment Applies Only if You Hold the Securities to Maturity** — You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the Index level is above the Trigger Level.

♦ **The Participation Rate Applies Only at Maturity** — You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full effect of the Participation Rate and the return you realize may be less than the Index's return even if such return is positive.

♦ **Any Payment on the Securities is Subject to the Credit of the Issuer** — The Securities are unsubordinated and unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any contingent repayment of your initial investment provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the Securities, and in the event Deutsche Bank AG were to default on its obligations, you may not receive any amount owed to you under the terms of the Securities and you could lose your entire investment.

♦ **No Coupon Payments** — Deutsche Bank AG will not pay any coupon payments with respect to the Securities.

♦ **Trading and Other Transactions By Us or Our Affiliates, or UBS AG or Its Affiliates, in the Equity and Equity Derivative Markets May Impair the Value of the Securities** — We or one or more of our affiliates may hedge our exposure from the Securities by entering into equity, equity derivative, foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the Securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the Securities declines. We or our affiliates, or UBS AG or its affiliates, may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates, or UBS AG or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates, or UBS AG or its affiliates, could adversely affect the value of the Securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investing in the Securities.

♦ **The Index Reflects Excess Return, Not Total Return** — The return on your Securities is based on the performance of the Index, which reflects the changes in the market prices of the index constituent stocks. It is not, however, linked to a "total return" index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the index constituent stocks. The return on your Securities will not include such a total return feature or dividend component.

♦ **Limited History of the Index** — Publication of the Index began on March 9, 2009. Therefore, the Index has a very limited performance history, and there were no actual investments that track the performance of the Index before March 9, 2009.

♦ **Index Strategy Risk** — The Index seeks to closely track the performance of the S&P 500® Index from each of the S&P 500® Index sectors with a selection of constituent stocks of the S&P 500® Index having a relatively lower Carbon Footprint (as defined below) and greenhouse gas emissions. However, there is no guarantee that the Index will successfully track the market performance of the S&P 500® Index and, as a result, may underperform the S&P 500® Index. The return on your Securities is based solely on the performance of the Index and not on the performance of the S&P 500® Index and such return may be less than a hypothetical direct investment in the S&P 500® Index.

♦ **Adjustments to the Index Could Adversely Affect the Value of the Securities** — The policies of Standard & Poor's, a subsidiary of The McGraw-Hill Companies, Inc., the sponsor of the Index (the "Index Sponsor"), concerning additions, deletions and substitutions of the index constituent stocks and the manner in which the Index Sponsor takes account of certain changes affecting those index constituent stocks may adversely affect the level of the Index. The policies of the Index Sponsor with respect to the calculation of the Index could also adversely affect the level of the Index. The Index Sponsor may discontinue or suspend calculation or dissemination of the Index. Any such actions could have an adverse effect on the value of the Securities.

♦ **Investing in the Securities Is Not the Same as Investing in the Index or the Underlying Stocks of the Index** — The return on your Securities may not reflect the return you would realize if you were able to invest directly in the Index or constituents of the Index. For instance, you will not receive or be entitled to receive any dividend payments or other distributions or other rights that holders of component stocks underlying the Index would have.

♦ **No Dividend Payments or Voting Rights** — As a holder of the Securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index would have.

♦ **The Securities have Certain Built-in Costs** — While the Payment at Maturity described in this free writing prospectus is based on your entire initial investment, the Issue Price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

- **There May Be Little or No Secondary Market for the Securities** — The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the Securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities.

- **Potential Conflict of Interest** — Deutsche Bank AG and its affiliates may engage in business with the issuers of the component stocks underlying the Index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Securities. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Index Return and Payment at Maturity based on closing levels of the Index in the market. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

- **Potential Deutsche Bank AG Impact on Price** — Trading or transactions by Deutsche Bank AG or its affiliates in the Index or component stocks of the Index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Index or component stocks of the Index, may adversely affect the market price of the Index and therefore, the market value of the Securities.

- **We and Our Affiliates or UBS AG and Its Affiliates, and Agents May Publish Research, Express Opinions or Provide Recommendations That Are Inconsistent with Investing in or Holding the Securities. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index to Which the Securities Are Linked or the Value of the Securities** — We and our affiliates, UBS AG and its affiliates, and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. We and our affiliates, UBS AG and its affiliates, and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by us or our affiliates, UBS AG or its affiliates, or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Index to which the Securities are linked.

- **Many Economic and Market Factors Will Impact the Value of the Securities** — In addition to the level of the Index, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of the Index;

    - the time remaining to maturity of the Securities;

    - the market prices and dividend rates on the component stocks underlying the Index;

    - interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

    - a variety of economic, financial, political, regulatory or judicial events;

    - supply and demand for the Securities;

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **The U.S. Federal Income Tax Consequences of an Investment in the Securities are Unclear** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the Securities are uncertain, and the IRS or a court might not agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. In addition, as described below under "What Are the Tax Consequences of an Investment in the Securities?", in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following table and hypothetical examples below illustrate the Payment at Maturity per $10.00 Security for a hypothetical range of performance for the Index from -100.00% to +100.00% and assume an Initial Level of 118.00, a Trigger Level of 59.00 (50.00% of the Initial Level) and a Participation Rate of 107.50%. The actual Initial Level, Trigger Level and Participation Rate will be set on the Trade Date. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Securities. The actual Payment at Maturity will be determined based on the Final Level on the Final Valuation Date. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Level	Index Return (%)	Payment at Maturity ($)	Return at Maturity (%)
236.00	100.00%	$20.750	107.50%
224.20	90.00%	$19.675	96.75%
212.40	80.00%	$18.600	86.00%
200.60	70.00%	$17.525	75.25%
188.80	60.00%	$16.450	64.50%
177.00	50.00%	$15.375	53.75%
165.20	40.00%	$14.300	43.00%
153.40	30.00%	$13.225	32.25%
135.70	15.00%	$11.613	16.13%
123.90	10.00%	$11.075	10.75%
118.00	0.00%	$10.000	0.00%
106.20	-10.00%	$10.000	0.00%
94.40	-20.00%	$10.000	0.00%
82.60	-30.00%	$10.000	0.00%
70.80	-40.00%	$10.000	0.00%
59.00	-50.00%	$10.000	0.00%
47.20	-60.00%	$4.000	-60.00%
35.40	-70.00%	$3.000	-70.00%
23.60	-80.00%	$2.000	-80.00%
11.80	-90.00%	$1.000	-90.00%
0.00	-100.00%	$0.000	-100.00%

Example 1 — The level of the Index increases by 10.00% from the Initial Level of 118.00 to the Final Level of 123.90. Because the Index Return is equal to 10.00%, the Issuer will pay you a Payment at Maturity of $11.075 per $10.00 Security for a 10.75% return on the Securities, calculated as follows:

$10.00 + ($10.00 × Index Return × Participation Rate)
$10.00 + ($10.00 × 10.00% × 107.50%) = $11.075

Example 2 — The Final Level is equal to the Initial Level of 118.00. Because the Final Level of 118.00 is the same as the Initial Level of 118.00, the Index Return is zero, and the Issuer will pay you a Payment at Maturity of $10.00 per $10.00 Security for a 0% return on the Securities.

Example 3 — The level of the Index decreases by 10.00% from the Initial Level of 118.00 to the Final Level of 106.20. Even though the Index Return is negative, because the Final Level of 106.20 is greater than the Trigger Level, the Issuer will pay you a Payment at Maturity of $10.00 per $10.00 Security for a 0% return on the Securities.

Example 4 — The level of the Index decreases by 60.00% from the Initial Level of 118.00 to the Final Level of 47.20. Because the Final Level of 47.20 is less than the Trigger Level, the Issuer will pay you less than your initial investment, resulting in a loss of 1.00% of your initial investment for every 1.00% of negative Index Return. The Payment at Maturity of $4.00 per $10.00 Security represents a 60% loss on your initial investment and will be calculated as follows:

$10.00 + ($10.00 × -60.00%) = $4.00

If the Final Level is less than the Trigger Level, you will be fully exposed to any negative Index Return, resulting in a loss that is proportionate to the percentage decline in the level of the Index. Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment. Any payment on the Securities, including any contingent repayment of your initial investment at maturity, is subject to the creditworthiness of the Issuer.

The S&P U.S. Carbon Efficient Index

We have derived all information contained in this free writing prospectus regarding the S&P U.S. Carbon Efficient Index, including, without limitation, its construction, makeup, maintenance, method of calculation and changes in its constituents, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor's, a subsidiary of The McGraw-Hill Companies, Inc. ("**S&P**") and Trucost plc ("**Trucost**"). We make no representation or warranty as to the accuracy or completeness of such information. The Index is calculated, maintained and published by S&P. Deutsche Bank AG participated in the development of the Index.

The **S&P U.S. Carbon Efficient Index** (the "**Index**") is designed to measure the performance of no more than 375 S&P 500® component companies with relatively lower carbon emissions, while seeking to closely track the return of the S&P 500® Index ("**S&P 500®**"), its parent index.

Eligibility Criteria

The Index constituents are members of the S&P 500®, have been assigned a recent Carbon Footprint (as defined below) and are not among the 100 S&P 500® component companies with the highest Carbon Footprint, the exclusion of which will not reduce the relevant sector weight of the S&P 500® by more than 50%. A stock that meets the screening criteria, at each rebalancing reference date, will be eligible to be included in the Index.

Carbon Footprints

The "**Carbon Footprint**" is calculated by Trucost plc ("**Trucost**") and is defined as a company's annual greenhouse gas ("**GHG**") emission assessment, expressed as tons of carbon dioxide equivalent ("**CO_2e**") divided by its annual revenues. Trucost is an environmental research organization that collects and provides environmental data on companies and sectors in financial terms that measure the environmental impacts associated with their operations, supply chains and investment portfolios. Trucost reviews companies' annual reports, environmental and sustainability reports, public disclosures and corporate websites to make calculations of companies' Carbon Footprints. To make calculations for companies that have no such public disclosures, Trucost employs it's proprietary Input-Output model that maps the GHG impacts of business activities in 464 sectors. Nine GHGs are included in Trucost's analysis, including six defined by the Kyoto Protocol. The GHGs are calculated for each company and converted into tons of CO_2e based on the appropriate factors in the Global Warming Potential ("**GWP**") index published by the Intergovernmental Panel on Climate Change. The Global Warming Potential index assesses the effect of the emissions of different gases over a 100-year time period, relative to the emission of an equal mass of carbon dioxide. GWP allows all the GHGs to be expressed in terms of CO_2e. The smaller the Index constituents' Carbon Footprints are, the less their activities contribute to climate change and the lower the Index's exposure is to the rising costs of emitting carbon dioxide. The Carbon Footprint of a company is updated annually, approximately eight months following the company's fiscal year end. Any updates to a company's Carbon Footprint will be applied to the screening process described below at the next quarterly rebalancing. S&P 500® component companies that are not assigned a Carbon Footprint are not eligible for inclusion in the Index.

Index Construction

Only S&P 500® component companies assigned a Carbon Footprint by Trucost are eligible for inclusion in the Index. All such eligible companies must go through a two-fold screening process for their ultimate selection, the first focusing on Carbon Footprints and the second on tracking optimization relative to S&P 500®.

- First, the 100 companies with the highest Carbon Footprints that do not reduce an individual Global Industry Classification Standard ("**GICS**") sector weight of S&P 500® by more than 50% are excluded. If the next company to be excluded reduces the sector weight beyond the 50% threshold, but not more than 55%, that company will be excluded. If the next company to be excluded is in a sector which has already exceeded the 50% reduction threshold, or takes the sector reduction beyond 55%, it remains eligible for inclusion.

- Second, once the initial selection is completed, the qualifying companies are optimized using Northfield Information Service's optimization and risk model data to generate a final list of no more than 375 companies, with assigned weights, that reduces the tracking error with respect to S&P 500® to the minimum. This second step may result in the removal of companies whose weight is *de minimis*.

Index Rebalancing

Rebalancing of the Index occurs quarterly after the market close on the third Friday of March, June, September and December. The rebalancing reference date for making additions or deletions to the Index is the second Friday of those months. S&P 500® constituent level data used in the rebalancing process will include shares of the S&P 500® component companies that have been announced as part of the S&P 500® quarterly share rebalancing.

At its sole discretion, the Index Sponsor may elect to rebalance the Index between quarters if it determines that sufficient changes have occurred to S&P 500® that require a rebalancing of the Index in order to minimize the tracking error with respect to S&P 500®.

Additions and Deletions

Except for major corporate actions undertaken by S&P 500® component companies, such as mergers and acquisitions, new companies can only be added to the Index at the quarterly rebalancing. The changes will be implemented after the close of trading on the rebalancing effective date. All companies not already in the Index that meet the eligibility criteria on the rebalancing reference date will be added to the Index at the close of the rebalancing effective date.

An Index component company will be deleted from the Index when it is deleted from S&P 500®. A company may also be deleted from the Index at the quarterly rebalancing when it does not meet the eligibility criteria on the rebalancing reference date.

Corporate actions (such as stock splits, stock dividends, spin-offs and rights offerings) are applied after the close of trading on the day prior to the ex-dividend date.

If two Index component companies merge, or if an Index component company acquires a non-Index component company, and the post-merger combined entity remains within S&P 500®, such post-merger company will remain in the Index until the next rebalancing when it will be reviewed according to the standard inclusion criteria. If an Index component company is acquired by a non-Index component company, the Index component company will be deleted from the Index and the post-merger company will not be included in the Index. The acquiring company may be added to the Index at the next rebalancing if it meets the inclusion criteria.

With respect to a post-merger company that will be included in the Index, if both pre-merger companies were Index component companies, the post-merger Index component company will be assigned the weight of the company deemed the acquirer by S&P. If only one of the pre-merger companies was an Index component company, the post-merger Index component company will be assigned the same weight as the pre-merger company that was previously in the Index.

If an Index component company spins off another company, the Index component company will remain in the Index as long as it remains in S&P 500®. If the spun-off company is a member of S&P 500®, it will be reviewed for inclusion in the Index at the next rebalancing.

Price Return and Total Return
The Index Sponsor calculates the total return version of the Index as well as the price return version of the Index. While the price return version of the Index reflects changes in the prices of its underlying stocks, the total return version of the Index reflects changes in both movements in stock prices and the reinvestment of the dividend income from its underlying stocks. The Securities are linked to the performance of the price return version of the Index.

"Standard & Poor's®", "S&P®", "the S&P U.S. Carbon Efficient Index", "Standard & Poor's 500" are trademarks of Standard & Poor's Financial Services, LLC and have been licensed for use by Deutsche Bank AG.

The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Securities.

The graph below illustrates the annual Carbon Footprint of the S&P U.S. Carbon Efficient Index as well as the annual Carbon Footprint of the S&P 500® Index from March 9, 2009 to April 27, 2011. We obtained the annual Carbon Footprints of the S&P U.S. Carbon Efficient Index and the S&P 500® Index from S&P and Trucost plc, and we have not participated in the preparation of, or verified, such information. **The historical levels of the annual Carbon Footprint should not be taken as an indication of future performance. We cannot give you assurance that the annual Carbon Footprint of the Index will be lower than the annual Carbon Footprint of the S&P 500® Index in the future.**

Carbon Footprint (GHG Emissions/Annual Revenues)



The graph below illustrates the historical performance of the S&P U.S. Carbon Efficient Index and the S&P 500® Index from March 9, 2009 to April 27, 2011. On April 27, 2011, the closing level of the S&P U.S. Carbon Efficient Index was 118.60 and the closing level of the S&P 500® Index was 1,355.66. We obtained the closing levels of the S&P U.S. Carbon Efficient Index and the S&P 500® Index from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The return on your Securities will be based solely on the closing level of the S&P U.S. Carbon Efficient Index on the Final Valuation Date. **The historical performance of the Index should not be taken as an indication of its future performance, and no assurance can be given as to the closing level of the Index on the Final Valuation Date. We cannot give you any assurance that the performance of the Index will track or exceed the performance of the S&P 500® Index on any given day in the future nor can we give you any assurance that the Index will not significantly underperform the S&P 500® Index.**

**Historical Performance of the
S&P U.S. Carbon Efficient Index vs. S&P 500® Index**



Source: Bloomberg



What Are the Tax Consequences of an Investment in the Securities?

You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, (i) you should not recognize taxable income or loss prior to the maturity of your Securities, other than pursuant to a sale or exchange, and (ii) your gain or loss on the Securities should be capital gain or loss and should be long-term capital gain or loss if you have held the Securities for more than one year. If, however, the IRS were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Legislation enacted in 2010 requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided. Individuals who purchase the Securities should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc. ("**DBSI**"), acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.35 per $10.00 Security. We will agree that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities, minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for this offering, is our affiliate. In accordance with Rule 5121 of the Financial Industry Regulatory Authority (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.